UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

FalconStor Software, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

306137100

(CUSIP Number)

TODD BROOKS

701 Brazos street
suite 400
austin, texas 78701

(631) 777-5188

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 31, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 306137100

1	NAME OF REPORTING PERSON

Todd Brooks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		73,747,297(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,989,932(2)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,747,297(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%
14	TYPE OF REPORTING PERSON

PN

(1)	The reporting person owns 150,000 shares of Common Stock, par value $0.001 (“Common Stock”) of FalconStor Software, Inc. (the “Company”) and was granted 73,597,297 shares of restricted Common Stock, of which 1,839,932 shares have vested. The reporting person has voting power over the 150,000 shares and the vested and unvested restricted Common Stock.
(2)	Consists of 150,000 shares of Common Stock plus 1,839,932 shares of Common Stock that vested pursuant to the terms of the agreement governing the grant of restricted Common Stock.

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CUSIP NO. 306137100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares (the “Shares”) of Common Stock, $0.001 par value (the “Common Stock”) of FalconStor Software, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 701 Brazos Street, Suite 400, Austin, TX 78701.

Item 2.	Identity and Background.

(a) This statement is filed by Todd Brooks (the “Reporting Person”):

(b)The address of the principal office of the Reporting Person is 701 Brazos Street, Suite 400, Austin, TX 78701.

(c)The principal occupation of the Reporting Person is President and Chief Executive Officer of the Issuer.

(d)The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of 150,000 Shares acquired by the Reporting Person is approximately $9,000, including brokerage commissions. Such Shares were acquired with personal funds. In addition, the Issuer granted the Reporting Person 73,547,297 shares of restricted Common Stock, of which 1,839,932 Shares have vested.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the 150,000 Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person is the President and Chief Executive Officer and a Director of the Issuer. The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

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CUSIP NO. 306137100

Item 5.	Interest in Securities of the Issuer.

The percentage information below is based on 713,888,677 outstanding Shares of Common Stock (inclusive of the grant of an aggregate of 125,115,405 restricted Shares) as of June 6, 2019 as reported on the Current Report on Form 8-K filed by the Issuer with the SEC on June 6, 2019. See Footnotes (1) and (2) of the facing page of this Schedule 13D for further information on the ownership of the Shares by the Reporting Person.

(a)	As of the close of business on June 10, 2019, the Reporting Person beneficially owned 73,747,297 Shares.

Percentage: Approximately 10.3%

(b)	1. Sole power to vote or direct vote: 73,747,297
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,989,932
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by the Reporting Person during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)No person, other than the Reporting Person, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Not Applicable.

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CUSIP NO. 306137100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2019

/s/ Todd Brooks
Todd Brooks

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CUSIP NO. 306137100

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Date of Purchase/Sale [dd/mm/yyyy]	Securities Purchased	Price Per Share [$]

Purchase of Common Stock	5/17/19	150,000	$.06
Restricted Stock Grant	5/31/19	73,597,297	Not Applicable